Exhibit 1

MTS received 2017 TEMIA Best Practice Award for Technology Expense Management

RA'ANANA, Israel / River Edge, NJ, USA – September 27, 2017 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that TEMIA, an industry association for Technology Expense Management, has awarded MTS with the TEMIA Best Practice Award for 2017.

MTS’s TEM Suite is a fully integrated Technology Lifecycle Management solution that includes enterprise mobility management (EMM), mobile device management (MDM), and mobile application management (MAM) cloud suite and flexible managed services offering. With MTS TEM Suite, companies of all sizes and industries can benefit from increased operational efficiency, cost reduction, security governance, policy compliance, optimized inventory and procurement. TEM Suite’s modular design and flexible managed services allows companies to outsource their entire Technology Lifecycle, or only outsource select processes depending on each company’s unique business needs. The solution includes integration that provides 360-degree visibility into communications, cloud and IT environments.

“We are honored to have our Map-to-WinSM approach recognized by TEMIA with the 2017 Best Practice Award for Technology Expense Management,” said Josef Brikman, President at MTS. “Being recognized as an industry best practice leader reflects our continued commitment to provide our customers with a true technology lifecycle management solution that helps them manage their communications and IT assets in an optimal manner.”

“The Map-to-Win approach is to deliver a best-in class solution that meets the customer needs with on-time successful delivery. Customers’ satisfaction ensures repeat business, customer growth, and confidence in both MTS and the TEM industry. That’s a win-win situation for everyone.” concluded Mr. Brikman.

Joe Basili, Managing Director for TEMIA, said, “This award shines a spotlight on MTS. Competitors voted to determine the winner. Competitors are the toughest critics, while they also are best positioned to determine which organizations truly exemplify the award criteria.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM) and enterprise mobility management (EMM). Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

For more information, please visit the MTS web site: www.mtsint.com.

About TEMIA

TEMIA's ongoing mission is to raise awareness, to improve the quality and value of solutions and to cultivate shared industry knowledge for Technology, Managed Services, Expense Management, Telecommunications Management, Telecom Expense Management, TEM, Mobile Expense Management, Managed Mobility Solutions, MMS, Mobile Device Management MDM and Enterprise Mobility Management, EMM solutions. TEMIA seeks to do this through the development and promotion of open industry standards, and industry knowledge among solutions providers, business partners, telecom service providers, and enterprise clients. Further, TEMIA members subscribe to a Code of Ethics, which clearly establishes standards and differentiates their level of commitment to their clients.

Learn more about TEMIA online at www.temia.org

Twitter: @TEMIAssoc | LinkedIn Group: https://www.linkedin.com/groups/2015779

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts

MTS Contact:

Linda Laffan

Marketing Communications

(800) 745-8725

lindal@mtsint.com

TEMIA Contact:

Joseph Basili

Managing Director

973 763-6265

joe.basili@temia.org